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Exhibit 99.1

May 2, 2002

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

        F.A.O., Inc. has engaged Arthur Andersen LLP as its independent public accountants. Arthur Andersen LLP has represented to F.A.O., Inc. in the letter attached hereto that the audits performed by Arthur Andersen LLP on behalf of F.A.O., Inc. were subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on audits, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct relevant portions of the audit.

F.A.O., Inc.
By:	/s/ RAYMOND P. SPRINGER Raymond P. Springer Chief Financial Officer

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  Exhibit 99.1